Exhibit 99.1

9 March 2022

Exodus Reports Fourth Quarter and Full Year 2021 Results
Reports Full Year Revenue of $95.8 million, an increase of 350% over the prior year

Exodus Movement, Inc. (tZERO: EXOD), (“the Company” or “Exodus”) the leading non-custodial cryptocurrency software platform, today announced its fiscal 2021 results for the fourth quarter and full year ended December 31, 2021. The Company reported fourth quarter revenue of $26.4 million, an increase of 247% year-over-year from Q4 2020, and full year revenue of $95.8 million, an increase of 350% as compared to 2020.

Fourth Quarter 2021 Financial Highlights

In USD millions, except percentages and per share amounts	Q4 2021	Q4 2020	% Change	2021	2020	% Change
Revenue	$26.4	$7.6	247%	$95.8	$21.3	350%
Total Cost of Revenues	4.6	2.5	84%	21.0	8.8	139%
Operating Expenses	5.6	1.2	367%	21.9	4.9	347%
Income from Operations[1]	16.3	3.8	326%	52.9	7.6	596%
Operating Margin	61%	51%		55%	36%
Net (Loss) Income	$13.4	$4.0		$(17.9)	$8.2
Adjusted EBITDA[2]	$16.5	$4.0		$53.7	$8.8

“We experienced tremendous growth across our business,” said JP Richardson, CEO and co-founder of Exodus. “Our team expanded from approximately 80 to over 220 last year while enhancing our platform, more than quadrupling our revenue year-over-year. I’m proud to say that over two million people trust Exodus to securely manage, control and grow their wealth.”

“Our strong 2021 results reflect our expertise in developing native, in-app experiences, and we are just getting started. I’m eager to capture the rapid growth in Web3 via our multi-chain, multi-asset product offering this year, which includes multiple fiat on-ramps, a multi-chain browser extension and enhanced functionality for NFTs. By the end of 2022, Exodus will be the go-to app for dApps, DeFi and NFTs.”

1 Income from operations is before D&A/impairments and adjusted for investment income.
2 Non-GAAP metric. For a reconciliation of Net Income to Adjusted EBITDA, please refer to the reconciliation table at the end of this press release.

Fourth Quarter and Full Year Operational and Other Financial Highlights

●	Exchange provider processed volume - $1.4 billion in Q4 2021, up 260% from Q4 2020. Bitcoin and Ethereum continue to be the top assets traded at 23% and 16% of volume, respectively in Q4 2021.
●	Exodus monthly active users[3] - 914,912 in Q4 2021, up 122% from 412,197 in Q4 2020.
●	Adjusted EBITDA[4] - $16.5 million in Q4 2021, up from $4.0 million in Q4 2020. Full year 2021 Adjusted EBITDA of $53.7 million, up from $8.8 million in the prior year period.
●	Digital assets and cash[5] - $127.7 million, including $61.2 million in bitcoin and $50.7 million in USD, USDC and Tether as of December 31, 2021.
●	Full-time equivalent employees - approximately 220 at 2021 year-end, an increase of approximately 140 from the prior year.
●	Customer response time - average response time of less than ten minutes.

“We delivered on full year expectations with $95.8 million in revenue, representing 350% growth year-over-year,” said James Gernetzke, CFO of Exodus. “After one of the biggest corrections in crypto history this fall, we saw our business rebound with crypto markets in the fourth quarter, delivering more normalized exchange volumes and revenue to close out the year. This normalization is a testament to our customer loyalty, and increased awareness of our brand.”

“We are well funded to advance our 2022 product roadmap with approximately $128 million in cash and liquid assets, over half of which is held in cryptocurrencies. We look forward to accelerating growth through 2022 as we build new and meaningful ways to create economic freedom for our community.”

Live Webcast Details

Exodus will host a live webcast of its fourth quarter and full year 2021 fiscal results beginning at 2:30PM (Eastern Time) on March 9, 2022. To access the live webcast, please use this link. It will also be carried live on the Company’s website www.exodus.com.

Questions for Exodus Management related to the fourth quarter and full year can be submitted via e-mail at investors@exodus.com in advance of the live webcast.

Contact

Customer Support
support@exodus.com

3  Monthly active users as of December 31, 2021.
4  Non-GAAP metric. See footnotes at the end of this release.
5  Digital assets at Market Value as of December 31, 2021.

Press
Exodus
exodus@5wpr.com

Investor Relations
Allysa Howell
investors@exodus.com
+1 (720) 484-1147

About Exodus

Exodus is on a mission to help the world exit the traditional finance system by 2030. Founded in 2015, Exodus is a multi-asset software wallet that removes the geek requirement and keeps design a priority to make cryptocurrency and digital assets easy for everyone. Available for desktop and mobile, Exodus allows users to secure, manage and exchange cryptocurrencies like Bitcoin, Ethereum, and more across an industry-leading 10,000+ asset pairs from a beautiful, easy-to-use wallet. The non-custodial functionality is encrypted locally on users' own devices, ensuring privacy, security and complete control over their wealth. For more info visit exodus.com.

Disclosure Information

Exodus uses the following as means of disclosing material nonpublic information and for complying with disclosure obligations under Regulation FD: websites exodus.com/investors and exodus.com/blog; press releases; public videos, calls and webcasts; and social media: Twitter (@exodus_io and JP Richardson's feed @jprichardson), Facebook, LinkedIn, and YouTube.

Non-GAAP Financial Measure

Earnings before interest, taxes and depreciation and amortization and Adjusted earnings before interest, taxes and depreciation and amortization

In addition to our results determined in accordance with U.S. generally accepted accounting principles (GAAP), we believe Adjusted EBITDA, a non-GAAP measure, is useful in evaluating our operating performance. We use Adjusted EBITDA to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that Adjusted EBITDA may be helpful to investors because it provides consistency and comparability with past financial performance. However, Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP measures, including Adjusted EBITDA, differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.

A reconciliation of Adjusted EBITDA to net (loss) income can be found below in the table captioned “Reconciliation of Net (Loss) Income to Adjusted EBITDA.” Investors are encouraged to review the related GAAP financial measures and the reconciliation of Adjusted EBITDA to its most directly comparable GAAP financial measure, and not to rely on any single financial measure to evaluate our business. We calculate Adjusted EBITDA as net (loss) income, adjusted to exclude provision for or benefit from income taxes, depreciation and amortization, interest (income) expense, stock based compensation expense, impairment, investment income, fair value gain or loss on derivatives, non-recurring legal reserves and related costs, and other loss, net.

The Company believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors. Management’s determination of the components of Adjusted EBITDA are evaluated periodically and based, in part, on a review of non-GAAP financial measures used by industry analysts. Net (loss) income attributable to Exodus stockholders is reconciled to EBITDA and Adjusted EBITDA as follows:

Reconciliation of Net (Loss) Income to Adjusted EBITDA

In USD millions	4Q21	4Q20	2021 [6]	2020
Net (loss) income	$13.4	$4.0	$(17.9)	$8.2
Interest income	(0.4)	-	(0.7)	(0.1)
Income tax expense	1.1	1.7	6.0	1.3
Depreciation and amortization	0.5	0.1	1.8	0.7
EBITDA	$14.6	$5.8	$(10.8)	$10.1
Loss on extinguishment of SAFEs	-	-	61.0	-
Unrealized loss on investments	0.2	-	0.2	-
Gain on digital assets	(3.4)	(2.3)	(20.8)	(5.0)
Impairment of digital assets	4.8	0.4	23.4	2.4
Stock based compensation	0.3	0.1	0.7	1.3
Adjusted EBITDA	$16.5	$4.0	$53.7	$8.8

6 Includes prior period adjustments.

Forward-Looking Statements

This communication contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us as of the date hereof. In some cases, you can identify forward-looking statements by the following words: "will," "expect," "would," "intend," "believe," or other comparable terminology. Forward-looking statements in this document include, but are not limited to, quotations from management regarding confidence in our products, services, business trajectory and plans, certain business metrics, including anticipated revenues and net (loss) income for the year and, in particular, through the fourth quarter of 2021, and the timing, means and amount of anticipated stock repurchases. These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and may cause actual results or performance to be materially and adversely different.

Factors that might cause such a difference include, but are not limited to:

●
the impact of the COVID-19 pandemic on the health and safety of our employees, users, as well as the physical and economic impacts of the various recommendations, orders, and protocols issued by local and national governmental agencies in light of continual evolution of the pandemic, including any periodic reimplementation of preventative measures in various global locations;

●
difficulties predicting user behavior and changes in user spending habits as a result of, among other things, prevailing economic conditions, levels of employment, salaries and wages, inflation and consumer confidence, particularly in light of the pandemic and as pandemic-related restrictions are eased regionally and globally;

●	unexpected or rapid changes in the growth or decline of our domestic and/or international markets;

●	increasing competition from existing and new competitors;

●	expectations regarding future customer adoption of Exodus for dApps, DeFi and NFTs compared to its competitors;

●	rapidly evolving and groundbreaking advances that fundamentally alter the digital asset and cryptocurrency industry;

●	continued compliance with regulatory requirements;

●	volatility in the price of cryptocurrencies, such as Bitcoin, and other digital assets;

●
the possibility that the development and release of new products or enhancements to existing products do not proceed in accordance with the anticipated timeline or may themselves contain bugs or errors requiring remediation and that the market for the sale of these new or enhanced products may not develop as expected;

●	the risks relating to our ability to sustain or increase profitability or revenue growth in future periods (or minimize declines) while controlling expenses;

●	the compromise of user data for any reason;

●	foreign operational, political and other risks relating to our operations; and

●	the loss of key personnel, labor shortages or work stoppages.

More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the "Risk Factors" and "Management's Discussion & Analysis" sections of our offering statement on Form 1-A. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements.